UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-53426

OHIO EDISON COMPANY

(Exact name of registrant as specified in its charter)

c/o FirstEnergy Corp.

76 South Main Street

Akron, Ohio 44308

(800) 736-3402

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, without par value per share*

6.400% Senior Notes due 2016**

6.875% Senior Notes due 2036**

8.250% First Mortgage Bonds Series of 2008 due 2018**

8.250% First Mortgage Bonds Series of 2008 due 2038**

5.450% Exchange Senior Notes due 2015**

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)*	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6**	☒

Approximate number of holders of record as of the certification or notice date:

Common Stock, without par value per share*: 1 holder

6.400% Senior Notes due 2016**: 48 holders

6.875% Senior Notes due 2036**: 40 holders

8.250% First Mortgage Bonds Series of 2008 due 2018**: 1 holder

8.250% First Mortgage Bonds Series of 2008 due 2038**: 37 holders

5.450% Exchange Senior Notes due 2015**: 45 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Ohio Edison Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OHIO EDISON COMPANY

Date: January 30, 2013	By:	/s/ Harvey L. Wagner
Name: Harvey L. Wagner
Title: Vice President and Controller